July 28, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:         REM Business Solutions, Inc.
Registration Statement on Form S-1/A
Filed July 9, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of July 20, 2009.

Prospectus Cover Page

1.           We note your response to our prior comment three in our letter dated July 2, 2009.   However, we still note the disclosure related to Mr. Monroe’s role in selling shares in the offering on the prospectus cover page.  Please revise.

Revised.

Some of our current shareholders will become eligible to sell their stock…page 13

2.           Please delete this sub-caption or revised your disclosure to set forth a discussion adequately describing this risk factor.

Deleted.

Use of Proceeds, page 14

3.           Revise the column headings to your Use of Proceeds table to correctly reflect the minimum and maximum allocations of net proceeds.

Revised.

4.           Clarify how long raising only the minimum will allow you to operate.  We note conflicting disclosure in your registration statement related to how long funds will last from the offering.

Clarified for consistency.

Plan of Distribution; Terms of the Offering, page 15

5.           We note your added disclosure on page 17 in response to our prior comment one in our letter dated July 2, 2009.   Please further expand your disclosure to describe the events that led to the judgment being entered against Mr. Monroe.

Expanded.

List of Selling Shareholders, page 17

6.           Please delete the date above the table and confirm that the table has been updated through the date of the most recent amendment of the registration statement.

Deleted and updated.

Business, page 19

7.           Revise your disclosure to reflect the correct date of incorporation for REM Business Solutions, Inc.

Revised.

8.           Please include a discussion of all patents, trademarks and licenses, including duration, held by you.   Refer to Item 101(h)(4)(vii) of Regulation S-K.  We note your risk factor disclosure on page 11.    In addition, we note your disclosure on page 21 discussing the concepts and other intellectual property developed by Mr. Monroe.

No patents, trademarks or licenses held.     Revisions made for clarification and consistency.

Securities Ownership of Certain Beneficial Ownership and Management, page 25

9.           We note the date of the table is as of March 31, 2009.   Please provide as of a more recent date.  Refer to Item 403 of Regulation S-K.

Dated July 1, 2009.

Report of Independent Registered Public Accounting Firm, page F-3

10.           We note your response to prior comment 11 in our letter dated July 2, 2009; however no change has been made to the document.  We note the disclosure in the Independent Auditor’s Report that “[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering,”  In addition, we note that your Balance Sheet as of January 31, 2009, reflects liabilities of $0.  The Independent Auditors Report is for a different filing.  Please revise.

Revised.

Financial Statements, page F-1

11.           Please provide interim financial statements for your most recent fiscal quarter ending April 30, 2009.    As your most recent financial statements have a fiscal year end as of January 31, 2009.   Interim financial statements shall include a balance sheet as of the end of the issuers most recent fiscal quarter, a balance sheet as of the end of the preceeding fiscal year, and income statements and statements of cash flows for the interim period up to the date of the balance sheet and, if appropriate, the comparable period of the preceeding fiscal year.  As you are a development stage registrant, you must provide cumulative financial information from inception.  See Regulation S-X, Rule 8-03.

Updated.

Very truly yours,

/s/ Karl Wolters
Karl Wolters, President
REM Business Solutions, Inc.